NORTHERN DYNASTY MINERALS LTD.
 Suite 1020 - 800 West Pender Street
Vancouver, British Columbia V6C 2V6
Telephone: (604) 684-6365 Fax: (604) 684-8092

NOTICE OF ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS

The annual and special general meeting (the “Meeting”) of Shareholders of Northern Dynasty Minerals Ltd. (the “Company”) will be held at the Vancouver Convention and Exhibition Centre, Room 11, 200-999 Canada Place, Vancouver, British Columbia, on June 7, 2007 at 2:00 pm, local time, for the following purposes:

Annual General Meeting Matters

1.	To receive and consider the report of the directors, the consolidated financial statements for its fiscal period ended December 31, 2006 and the report of the auditor of the Company thereon.

2.	To elect directors for the Company for the ensuing year.

3.	To appoint an auditor of the Company for the ensuing year.

Special Meeting Matters

1.

Option Plan – To consider and if thought fit, approve an ordinary resolution to provide the annual ratification of the Company’s Share Option Plan, as more particularly set out in the Information Circular prepared for the Meeting.

2.

Shareholder Rights Plan – To consider and if thought fit, approve an ordinary resolution to authorize a shareholder rights plan, as more particularly set out in the Information Circular prepared for the Meeting.

Other Matters

1.

To consider any permitted amendment to or variation of any matter identified in this Notice and to transact such other business as may properly come before the Meeting or any adjournment thereof. Management is not currently aware of any other matters that could come before the Meeting.

The Information Circular accompanying this notice contains details of matters to be considered at the Meeting.

Shareholders who are unable to attend the Meeting in person and who wish to ensure that their shares will be voted at the Meeting are requested to complete, date and sign the enclosed form of proxy or complete another suitable form of proxy and deliver it by fax, by hand or by mail in accordance with the instructions set out in the form of proxy and in the Information Circular.

Shareholders who plan to attend the Meeting must follow the instructions set out in the form of proxy and in the Information Circular to ensure that their shares will be voted at the Meeting.

DATED at Vancouver, British Columbia, May 7, 2007

BY ORDER OF THE BOARD

Ronald W. Thiessen (signed)
President and Chief Executive Officer